                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (AMENDMENT NO. 8)




                       Transportadora de Gas del Sur S.A.
                       ----------------------------------
                                (Name of Issuer)


                 Common Shares (including Class A and B Shares)
                 ----------------------------------------------
                         (Title of Class of Securities)


                                    893870204
                                    ---------
                                 (CUSIP Number)


                  Various Dates in the year ended December 31, 2002
                  -------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|  Rule 13d-1(b)

                  |_|  Rule 13d-1(c)

                  |_| Rule 13d-1(d)

----------------------                                 -------------------
  CUSIP NO. 893870204               13G                    Page 2 of 10
----------------------                                 -------------------
--------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Enron Pipeline Co. - Argentina S.A.
--------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A)  [x]
         (B)  [ ]
-------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Argentina
-------------------------------------------------------------------------
                  | 5  |       SOLE VOTING POWER
                  |    |        1,816,000
                  |----|------------------------------------------
  NUMBER OF       | 6  |        SHARED VOTING POWER
   SHARES         |    |        518,775,323**
BENEFICIALLY      |----|------------------------------------------
  OWNED BY        | 7  |        SOLE DISPOSITIVE POWER
EACH REPORTING    |    |         1,816,000
 PERSON WITH      |----|------------------------------------------
                  | 8  |       SHARED DISPOSITIVE POWER
                  |    |        518,775,323**
-------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         520,591,323
-------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES [  ]
-------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         65.5%
-------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------
**       Power shared with persons listed in Exhibit A

----------------------                                 -------------------
  CUSIP NO. 893870204               13G                    Page 3 of 10
----------------------                                 -------------------
--------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Pecom Energia S.A.
--------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A)  [x]
         (B)  [ ]
--------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Argentina
--------------------------------------------------------------------------
                  | 5  |       SOLE VOTING POWER
                  |    |        39,653,375
                  |----|------------------------------------------
  NUMBER OF       | 6  |        SHARED VOTING POWER
   SHARES         |    |        518,775,323**
BENEFICIALLY      |----|------------------------------------------
  OWNED BY        | 7  |        SOLE DISPOSITIVE POWER
EACH REPORTING    |    |         39,653,375
 PERSON WITH      |----|------------------------------------------
                  | 8  |       SHARED DISPOSITIVE POWER
                  |    |        518,775,323**
--------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         558,428,698
--------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES [  ]
--------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         70.3%
--------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------
**       Power shared with persons listed in Exhibit A

ITEM 1(A).  NAME OF ISSUER:

            Transportadora de Gas del Sur S.A.


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            Don Bosco 3672
            5th Floor
            1206 Capital Federal
            Argentina


ITEM 2(A).  NAME OF PERSON FILING:

            Enron Pipeline Company - Argentina S.A.
            Pecom Energia S.A.


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            CIESA
            Don Bosco 3672
            5th Floor
            1206 Capital Federal
            Argentina


ITEM 2(C).  CITIZENSHIP:

            Argentine


ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Shares
            (including Class A and B Shares)


ITEM 2(E).  CUSIP NUMBER:

            893870204

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

    (a)  |_| Broker or dealer registered under Section 15 of the Exchange Act

    (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange Act

    (c)  |_| Insurance Company as defined in Section 3(a)(19) of the Exchange
         Act

    (d) |_| Investment Company registered under Section 8 of the Investment Company Act

    (e)  |_| An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)

    (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

    (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

    (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

    (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

    (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

    If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

ITEM 4.  OWNERSHIP.

    (a)  Amount beneficially owned:

              See Item 9 on page 2
              See Item 9 on page 3

    (b)  Percent of class:

              See Item 11 on page 2
              See Item 11 on page 3

    (c)  Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:

               See Item 5 on page 2
               See Item 5 on page 3

         (ii)   Shared power to vote or to direct the vote:

                See Item 6 on page 2
                See Item 6 on page 3

         (iii)  Sole power to dispose or to direct the disposition of:

                See Item 7 on page 2
                See Item 7 on page 3

         (iv)   Shared power to dispose or to direct the disposition of:

                See Item 8 on page 2
                See Item 8 on page 3


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                See attached Exhibit A.



ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                Not applicable.


ITEM 10. CERTIFICATION.

                Not applicable.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    Enron Pipeline Company - Argentina S.A.


                                    Date: February 14, 2003


                                    By: /s/ Eduardo Ojea Quintana
                                    -----------------------------
                                    Name:  Eduardo Ojea Quintana
                                    Title:  Attorney-in-Fact

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    Pecom Energia S.A.


                                    Date: February 14, 2003


                                    By: /s/ Hector Daniel Casal
                                    ---------------------------
                                    Name: Hector Daniel Casal
                                    Title:  Attorney-in-Fact

                                                                       EXHIBIT A

1.  MEMBERS OF GROUP:

          Enron Pipeline Company - Argentina S.A.
          Pecom Energia
          Pecom Hispano Argentina*
          EPCA CIESA Inversiones Ltda.*
          EPCA CIESA Holding LLC*
          Enron Argentina CIESA Holding S.A.*
          CIESA Inversora S.A.*
          Enron de Inversiones de Energia S.C.A.*


2.  AGGREGATE AMOUNT OF COMMON SHARES BENEFICIALLY OWNED BY GROUP:


          Class A Common Shares          405,192,594
          Class B Common Shares          155,052,104

                Total Common Shares      560,244,698


3.  COMPOSITION OF COMMON SHARES BENEFICIALLY OWNED BY GROUP:

               Percentage of      Percentage of      Percentage of
               Class Held by      Common Shares      Common Shares
               Group              Represented by     Held by Group
                                  Class

Class A        100.0%             51.0%              51.0%
Class B         39.8%             49.0%              19.5%

Class A                          100.0%              70.5%
and B
Shares
Combined




--------
* Common Shares held of record by these companies have been reported in this
Schedule 13G by the respective beneficial owner thereof.

                                                                       EXHIBIT B


                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13D-1(K)(1)



     The undersigned persons (the "Reporting Persons") hereby agree that a joint statement on this Schedule 13G, and any amendments thereto, be filed on their behalf by COMPANIA DE INVERSIONES DE ENERGIA S.A. (CIESA).
          -----------------------------------------------

     Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.



                                  Date: February 14, 2003



                                        Enron Pipeline Company
                                           -Argentina S.A.


                                        By: /s/ Eduardo Ojea Quintana
                                            -------------------------
                                            Name:  Eduardo Ojea Quintana
                                            Title:  Attorney-in-Fact



                                        Pecom Energia S.A.


                                        By: /s/ Hector Daniel Casal
                                            -----------------------
                                            Name:  Hector Daniel Casal
                                            Title:  Attorney-in-Fact